SANTA FE FINANCIAL CORPORATION

2005

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2005

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Fiscal 2005 was an important and successful transition period for Santa Fe Financial Corporation and its subsidiary, Portsmouth Square, Inc. Working closely in conjunction with our other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership"), the Company made significant progress in the repositioning the Partnership's San Francisco hotel asset. The Partnership has been able to secure a new international hotel brand and begin a major renovation project of the hotel, while at the same time obtaining the necessary financing for the project. That enormous undertaking did not come without sacrifices and lean times from the operations of hotel. As a result, the Company posted a loss per share of $2.00 for the fiscal year ended June 30, 2005, compared to income per share of $2.44 for the fiscal year ended June 30, 2004.

Following the termination of the lease of the hotel to Felcor Lodging Trust, Inc. on June 30, 2004, Justice assumed the role as owner-operator of the property. To assist in the day-to-day operations of the hotel, Justice entered into a third party management agreement with Dow Hotel Company, effective July 1, 2004. While the termination of the hotel lease eliminated the guarantee of a minimum rent, management believes that the risks and uncertainties associated with the Partnership assuming the role of an owner-operator are outweighed by the greater potential for future income. The termination of the hotel lease also made it possible for the Partnership to seek a new franchise agreement for the hotel. Those efforts were successful and culminated with Justice entering into a Franchise License Agreement, on December 10, 2004, for the right to operate the hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton brand standards. Those renovations were required to be complete and the hotel to commence operations no later than June 1, 2006.

The Partnership's initial plan was to continue to operate the hotel as a Holiday Inn Select brand hotel during most of the renovation period. However, after considering numerous factors, including the scope of the work in the common areas, engineering factors and potential environmental and safety issues and the operating costs to remain open during construction, the Partnership decided that it was preferable to temporarily close the hotel on May 31, 2005. The below ground parking garage and Tru Spa located on the lobby level of the Hotel would remain open during the renovation work.

Management also believed that the hotel could not continue to be competitive under the conditions it operated as a Holiday Inn Select brand hotel. Average daily room rates for the hotel had decreased to approximately $90 in fiscal 2005 from approximately $92 in fiscal 2004, while average monthly occupancy rates had decreased to approximately 65% in fiscal 2005 from approximately 71% in fiscal 2004. While the hotel had traditionally enjoyed a favorable year-round occupancy rate, both occupancy and average daily room rates have suffered since fiscal year ended June 30, 2001 and the hotel has lagged far behind its competitors. Newer and more upscale properties opened in or near the Financial District, which provided greater amenities to their guests, making it difficult for the Partnership's hotel to compete. Those competitors were much better positioned to attract both the business traveler and tourists and to achieve higher occupancy and room rates.

To complete the renovations necessary to open and operate the hotel as a Hilton, it was necessary for the Partnership to secure financing for the construction and to meet its debt service requirements and capital needs during the transition period. In July 2005, the Partnership was successful in obtaining a first mortgage loan from The Prudential Insurance Company of America in the principal amount of $30,000,000. The term of the loan is for 120 months at what we believe is a favorable fixed rate at 5.22%. Additionally, the Partnership obtained a five year, variable rate, $10,000,000 revolving line of credit from a commercial bank in July 2005.

The closing of the hotel proved to be to be a wise business decision. With the financing in place and construction not having to be staged around an ongoing hotel operation, the renovations proceeded at a record pace. As a result of that decision and the efforts of Portsmouth's Special Hotel Committee, working in conjunction with the managing general partner of Justice, the hotel was substantially completed on January 12, 2006 at which time the Partnership obtained approval from Hilton to open the hotel as the "Hilton San Francisco Financial District". That is more than four months sooner than the June 1, 2006 opening date required by the Hilton Franchise Agreement. The project is expected to be totally finished in February 2006.

At a total renovation cost of approximately $35 million, the newly opened Hilton hotel will have 549 well appointed guestrooms and luxury suites with bay or city views, featuring large working desks, ergonomic chairs, high-speed Internet access, and "The Suite Dreams" beds by Hilton. The redesigned meeting rooms and ballroom will accommodate meetings and events for up to 500 people with video conferencing and premium audio/visual equipment. A new business center and fitness center are additional amenities. Our Hilton hotel also has the only hotel day spa (Tru Spa) in the Financial District. An inviting entryway integrated into the lobby, as well as the new restaurant "Seven Fifty" and lounge, with a dramatic fireplace treatment, are expected to bring a new level of excitement and service to the guests of the hotel. Management expects that the new Hilton hotel will be able to directly compete with all hotels in the Financial District.

In fiscal 2005, the Company was also able to improve the performance of its rental properties by increasing the occupancy in its 27-unit apartment complex while, at the same time, reducing operating expenses. That resulted in the Company generating income from real estate operations of $19,000 in 2005 as compared to a loss of $30,000 in fiscal 2004.

In fiscal 2005, the Company had a loss from investment transactions of $2,401,000 compared to investment income of $3,975,000 in fiscal 2004. Like many other investors in the financial markets, our results suffered in what we believed was a very difficult and challenging economic environment. We have also cautioned that we cannot always expect our future results to be as good from year to year, especially in these uncertain times. It is management's philosophy to look at investment results over a number of years and not any one particular period of time. Management believes that it has been successful in that approach and will continue in our efforts to maximize the return for our shareholders.

With the renovation and opening of the Hilton San Francisco Financial District hotel, management believes that the Company is well positioned for financial growth in the future. The repositioning of the hotel was an important step in that direction and Portsmouth's Special Hotel Committee will continue to work closely with the managing general partner of Justice to see that the hotel realizes its full operating potential. Management believes that, with those efforts, the strength of the Hilton brand and the expertise of Dow Hotel Company, we will achieve that goal.

We would like to thank the many people that made the hotel renovation and repositioning possible, including our management team, the architects, contractors and other professionals that worked on the project. We also thank our shareholders for their patience during this process and believe that what we have accomplished will build greater intrinsic values for our Company and its shareholders.

Sincerely,

John V. Winfield

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2005	June 30, 2004
Net Income (Loss) Available to Common Shareholders	$ (2,352,000)	$ 2,643,000
Basic Income (Loss) Per Share	$ (2.00)	$ 2.24
Shareholders' Equity	$ 12,532,000	$ 14,884,000
Weighted Average Number of Shares Outstanding	1,178,210	1,178,210

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Santa Fe Financial Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Santa Fe Financial Corporation at June 30, 2005, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company has restated its June 30, 2003 shareholders' equity.

PricewaterhouseCoopers LLP

Irvine, California
October 17, 2005

CONSOLIDATED BALANCE SHEET

As of June 30,	2005
ASSETS	
Cash and cash equivalents	$ 72,000
Investment in marketable securities	12,962,000
Investment in Justice Investors	5,798,000
Rental properties	4,623,000
Other investments	815,000
Deferred tax asset	415,000
Other assets	794,000
Total assets	$ 25,479,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Due to securities broker	$ 3,105,000
Obligations for securities sold	2,241,000
Mortgage notes payable	2,281,000
Accounts payable and accrued expenses	203,000
Total liabilities	7,830,000
Minority interest	5,117,000
Shareholders' equity	
6% Cumulative, convertible, redeemable at the option of the holder, voting preferred stock, par value $.10 per share Authorized shares - 1,000,000 Issued and outstanding - 63,600 Liquidation preference of $860,000	6,000
Common stock, par value $.10 per share Authorized shares - 2,000,000 1,276,038 shares issued and 1,178,210 outstanding	128,000
Additional paid-in-capital	8,808,000
Retained earnings	4,541,000
Treasury stock, at cost, 97,828 shares	(951,000)
Total shareholders' equity	12,532,000
Total liabilities and shareholders' equity	$ 25,479,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended June 30,	2005	2004
Real Estate Operations:		
Rental income	$ 440,000	$ 415,000
Property operating expense	(147,000)	(168,000)
Mortgage interest expense	(201,000)	(203,000)
Depreciation expense	(73,000)	(74,000)
Income (loss) from real estate operations	19,000	(30,000)
General and administrative expenses	(830,000)	(888,000)
Equity in net income (loss) of Justice Investors	(2,188,000)	3,332,000
Other income (loss):		
Net gains (losses) on marketable securities	(2,188,000)	5,000,000
Impairment loss on other investments	(84,000)	(220,000)
Dividend and interest income	458,000	343,000
Margin interest and trading expenses	(587,000)	(1,148,000)
Other income	121,000	58,000
Total other income	(2,280,000)	4,033,000
Income (loss) before income taxes and minority interest	(5,279,000)	6,447,000
Income tax benefit (expense)	2,207,000	(2,749,000)
Income before minority interest	(3,072,000)	3,698,000
Minority interest benefit (expense)	772,000	(1,003,000)
Net income (loss)	$ (2,300,000)	$ 2,695,000
Preferred stock dividend	(52,000)	(52,000)
Income (loss) available to common shareholders	$ (2,352,000)	$ 2,643,000
Basic income per share	$ (2.00)	$ 2.24
Weighted average number of shares outstanding	1,178,210	1,178,210

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Preferred Stock		Common Stock		Additional	Retained		
					Paid-in	Earnings	Treasury	
	Shares	Amount	Shares	Amount	Capital	(Restated)	Stock	Total
Balance at June 30, 2003	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 4,250,000	$ (951,000)	$ 12,241,000
Net income						2,695,000		2,695,000
Dividends paid to preferred shareholders						(52,000)		(52,000)
Balance at June 30, 2004	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 6,893,000	$ (951,000)	$ 14,884,000
Net loss						(2,300,000)		(2,300,000)
Dividends paid to preferred shareholders						(52,000)		(52,000)
Balance at June 30, 2005	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 4,541,000	$ (951,000)	$ 12,532,000

The accompanying notes are and integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (2,300,000)	$ 2,695,000
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Equity in net income (loss) of Justice Investors	2,188,000	(3,332,000)
Net unrealized losses (gains) on marketable securities	3,271,000	(662,000)
Impairment loss on other investments	84,000	220,000
Minority interest	(772,000)	1,003,000
Depreciation expense	73,000	74,000
Changes in operating assets and liabilities:		
Investment in marketable securities	10,530,000	(3,627,000)
Other investments	81,000	(850,000)
Other assets	(478,000)	550,000
Accounts payable and accrued expenses	(678,000)	257,000
Deferred income tax	(1,260,000)	1,160,000
Due to securities broker	(7,097,000)	4,367,000
Obligations for securities sold	(3,672,000)	(2,491,000)
Net cash used in operating activities	(30,000)	(636,000)
Cash flows from investing activities:		
Cash distributions from Justice Investors	-	953,000
Net cash provided by investing activities	-	953,000
Cash flows from financing activities:		
Principal payments on mortgage payable	(31,000)	(28,000)
Dividends paid to preferred shareholders	(52,000)	(52,000)
Dividends paid to minority shareholders	-	(174,000)
Net cash used in financing activities	(83,000)	(254,000)
Net increase (decrease) in cash and cash equivalents	(113,000)	63,000
Cash and cash equivalents at the beginning of the period	185,000	122,000
Cash and cash equivalents at the end of the period	$ 72,000	$ 185,000
Supplemental information:		
Income taxes paid, net of refunds	$ 4,000	$ 120,000
Interest paid	$ 461,000	$ 533,000

The accompanying notes are and integral part of the consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation ("Santa Fe" or the "Company") was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc, a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation.

The Company's operations primarily consist of managing a hotel property through the interest of its 68.8%-owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), in Justice Investors ("Justice" or the "Partnership") and its rental properties. The Company also derives income from the investment of its cash and securities assets. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from a related party, The InterGroup Corporation ("InterGroup"), which controls approximately 76.5% of the voting stock of the Company. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. The Company also owns a two-unit apartment building in Los Angeles, California.

Portsmouth's primary source of revenue is from its 49.8% interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership") in which Portsmouth serves as both a general and limited partner. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, formerly known as the Holiday Inn Select Downtown & Spa. Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc. for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, effective June 30, 2004.

With the termination of the Hotel Lease, Justice assumed the role of an owner operator of the Hotel on July 1, 2004. On May 19, 2004, Justice entered into a third party Management Agreement with Dow Hotel Company to operate and manage the Hotel as an agent of the Partnership, effective July 1, 2004. On December 10, 2004, the Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Hilton Franchise Agreement") for the right to operate the Hotel as a Hilton brand hotel. Prior to operating as a Hilton, the Partnership is required to make substantial renovations to the Hotel. The Partnership elected to shut down the operations of the Hotel, effective May 31, 2005, to complete those renovations and the Hotel is expected to reopen in the early part of calendar year 2006 as the Hilton San Francisco Financial District.

During the closure of the Hotel for renovations, there will be no income from operations of the Hotel and the Partnership expects losses during that period. The Partnership also has substantial financial commitments to make the renovations to the Hotel. Justice currently estimates that the cost of the renovation project will be approximately $34 million. That amount includes approximately $29 million for the actual cost of the renovations and approximately $5 million for construction interest and estimated carrying costs of operations during the renovation period. As discussed for fully in Note 7, the Partnership obtained a $30,000,000 first mortgage loan and a $10,000,000 variable rate line of credit on July 27, 2005. The Partnership believes that these new financings will provide the resources necessary for the Partnership to complete the renovations to the Hotel required by the Hilton Franchise Agreement and meet its debt service requirements and operating capital needs through the reopening of the Hotel in the early part of 2006.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation and from a lease of a portion of the lobby of the Hotel to Tru Spa. The Company also derives revenue from management fees from Justice for actively managing the Hotel as a general partner and from the investment of its cash and securities assets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Other Investments

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. Those investments in non-marketable securities are carried at the lower of cost or estimated fair value on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the income statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental Properties

Rental properties are stated at cost. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in fiscal 2005 and 2004.

Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, marketable securities, amounts due to securities broker and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Revenue Recognition

The major source of the Company's revenue was through its 49.8% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California in which the Company's subsidiary, Portsmouth, is both a limited and general partner. Portsmouth and the Company account for the investment under the equity method. Portsmouth records 49.8% of any loss or income from Justice Investors on a quarterly basis and this amount is disclosed on the statement of operations under equity in net income (loss) of Justice Investors.

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are the 6% cumulative, convertible, voting preferred stock. As of June 30, 2005, the conversion price is below the market value of the Company's common stock, consequently, the preferred stock is considered dilutive. As of June 30, 2004, the conversion price is above the market value of the Company's common stock, consequently, the preferred stock is not considered dilutive. For the year ended June 30, 2005, the Company had a net loss, as the result, the basic and diluted earnings per share for the year ended June 30, 2005 and 2004 are the same.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

One of the Company's principal sources of revenue is derived from the management of its 68.8%-owned subsidiary Portsmouth. Portsmouth has a 49.8% interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership") and also serves as one of the two general partners. The other general partner, Evon Garage Corporation ("Evon"), serves as the managing general partner. As a general and limited partner, Portsmouth has significant control over the management and operation of the assets of Justice Investors. All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners.

Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc. ("Felcor") for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, on June 30, 2004. Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to day management functions of the Hotel. The Partnership also derives income from the lease of the garage portion of the property to Evon and from a lease on the lobby level of the Hotel to Tru Spa. The Company also derives revenue from management fees from Justice for actively managing the hotel as a general partner.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership is required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Partnership currently estimates that the cost of the renovation project will be approximately $34 million. That amount includes approximately $29 million for the actual cost of the renovations and approximately $5 million for construction interest and estimated carrying costs of operations during the renovation period. The Agreement requires that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

On March 15, 2005, the Partnership announced its decision to close down its Hotel operations on or about June 1, 2005 to complete renovations of the Hotel as required by the Hilton Agreement. It is anticipated that the Hotel will be closed for a period of approximately seven to nine months before a contemplated reopening in the early part of 2006 as the "Hilton San Francisco Financial District". The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, will remain open during the renovation work.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,	2005
Assets	
Total current assets	$ 1,277,000
Property, plant and equipment, net of accumulated depreciation of $13,405,000	5,003,000
Land	1,124,000
Construction in progress	7,952,000
Other assets	133,000
Total assets	$ 15,489,000
Liabilities and partners' capital	
Total current liabilities	$ 4,444,000
Long term debt	7,131,000
Partners' capital	3,914,000
Total liabilities and partners' capital	$ 15,489,000

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

JUSTICE INVESTORS
CONDENSED STATEMENTS OF OPERATIONS

For the twelve months ended June 30,	2005	2004
Hotel revenue	$ 12,930,000	$ -
Hotel rent	-	2,617,000
Garage rent	1,005,000	1,274,000
Other income	53,000	5,477,000
Operating expenses	(16,218,000)	(2,506,000)
Loss on diposition of assets	(1,991,000)	-
Net income (loss)	$ (4,221,000)	$ 6,862,000

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

At June 30, 2005, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included earnings. Trading securities are summarized as follows:

As of June 30, 2005:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 11,664,000	$ 1,952,000	$ (654,000)	$ 1,298,000	$ 12,962,000

Of the gross unrealized loss of $654,000, $311,000 of the loss is related to securities held for over one year.

As of June 30, 2005, the Company had net other investments of $1,119,000. This balance includes total other investments of $1,423,000 net an impairment loss of $304,000. The investment is presented on the balance sheet as other investments.

As of June 30, 2005, the Company had obligations for securities sold (equities short) of $2,241,000. The Company has no naked short positions.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS (Continued)

Included in the net losses on marketable securities of $2,118,000 for the year ended June 30, 2005, are net unrealized losses of $3,271,000 and net realized gains of $1,083,000. Included in the net gains on marketable securities of $5,000,000 for the year ended June 30, 2004, are net unrealized gains of $662,000 and net realized gains of $4,338,000. There were no gross unrealized positions on any securities held which existed for more than one year.

NOTE 4 - RENTAL PROPERTIES

The Company owns and operates a 27-unit and 2-unit multi-family apartment complex located in Los Angeles, California. Units are leased on a short-term basis, with no lease extending beyond one year. At June 30, 2005, rental properties included the following:

Land	$ 2,430,000
Buildings, improvements and equipment	2,566,000
Accumulated depreciation on buildings improvements and equipment	(373,000)
	$ 4,623,000

NOTE 5 – MORTGAGE NOTES PAYABLE

At June 30, 2005, the balance on mortgage notes payable was $2,281,000. Included in mortgage notes payable balance are two mortgages in the amounts of $1,837,000 and $444,000. The mortgages are collateralized by trust deeds on the respective apartment complexes. The interest rates on the $1,837,000 note and the $444,000 note are 7.73% and 6.45% respectively. The notes mature in October 2029 and February 2032, respectively.

The annual principal payments on the mortgages for the five-year period commencing July 1, 2005 are approximately as follows:

Year ending June 30,	
2006	$ 33,000
2007	36,000
2008	39,000
2009	41,000
2010	45,000
Thereafter	2,087,000
Total	$ 2,281,000

NOTE 6 – PRIOR PERIOD ADJUSTMENT

The Company has recorded $482,000 of deferred taxes at June 30, 2003 to recognize the difference between the Company's book and tax basis on its investment in Justice Investors which arose before June 30, 2003 and were not previously recorded. This adjustment reduced shareholders' equity by $332,000 and minority interest by $150,000. The adjustment has no impact on the Company's previously reported statements of operations or statements of cash flows for the year ended June 30, 2004.

NOTE 7 - INCOME TAXES

The Company and Portsmouth file separate tax returns for both federal and state purposes. The provision for income tax benefit (expense) consists of the following:

For the year ended June 30,	2005	2004
Federal		
Current	$ -	$ (95,000)
Deferred	1,712,000	(1,940,000)
	1,712,000	(2,035,000)
State		
Current	38,000	(190,000)
Deferred	457,000	(524,000)
	495,000	(714,000)
	$ 2,207,000	$ (2,749,000)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2005	2004
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	5.7%	6.0%
Other	2.1%	2.6%
	41.8%	42.6%

NOTE 7 - INCOME TAXES (Continued)

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2005 are as follows:

Deferred tax assets		
Net operating loss carryforwards	$	2,632,000
Capital losses carryforwards		374,000
Investment loss reserves		130,000
		3,136,000
Deferred tax liability		
Deferred gains on real estate sale		(852,000)
Unrealized gains on marketable securities		(468,000)
Book/tax basis difference in the investment in Justice Investors		(1,378,000)
State taxes		(23,000)
Net deferred tax asset	$	415,000

As of June 30, 2005, the Company had net operating losses (NOL) of $6,600,000 and $4,100,000 for federal and state purposes, respectively. Of this amount, $4,000,000 and $1,700,000 can be used to offset Santa Fe's taxable income for federal and state tax purposes, respectively. The remaining $2,600,000 and $2,400,000 can be used to offset Portsmouth's taxable income for federal and state tax purposes, respectively. These carryforwards begin to expire in varying amounts through 2025.

NOTE 8 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reporting segments for the year ended June 30, 2005 and 2004. Operating income for rental properties consist of rental income. Operating income (loss) from Justice Investors consists of the operations of the hotel and garage included in the equity in net income (loss) of Justice Investors. Operating income (loss) for investment transactions consist of net investment gains (loss) and dividend and interest income.

NOTE 8 – SEGMENT INFORMATION (Continued)

Year ended June 30, 2005	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income	$ 440,000	$ (2,188,000)	$ (1,814,000)	$ -	$ (3,562,000)
Operating expenses	(147,000)	-	(587,000)	-	(734,000)
Income(loss) before mortgage interest and depreciation	293,000	(2,188,000)	(2,401,000)	-	(4,296,000)
Mortgage interest expense	(201,000)	-	-	-	(201,000)
Depreciation	(73,000)	-	-	-	(73,000)
General and administrative expenses	-	-	-	(830,000)	(830,000)
Other income	-	-	-	121,000	121,000
Income tax benefit	-	-	-	2,207,000	2,207,000
Minority interest	-	-	-	772,000	772,000
Net income (losses)	$ 19,000	$ (2,188,000)	$ (2,401,000)	$ 2,270,000	$ (2,300,000)
Total assets	$ 4,623,000	$ 5,798,000	$ 13,777,000	$ 1,281,000	$ 25,479,000

Year ended June 30, 2004	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income	$ 415,000	$ 3,332,000	$ 5,343,000	$ -	$ 9,090,000
Operating expenses	(168,000)	-	(1,368,000)	-	(1,536,000)
Income before mortgage interest and depreciation	247,000	3,332,000	3,975,000	-	7,554,000
Mortgage interest expense	(203,000)	-	-	-	(203,000)
Depreciation	(74,000)	-	-	-	(74,000)
General and administrative expenses	-	-	-	(888,000)	(888,000)
Other income	-	-	-	58,000	58,000
Income tax expense	-	-	-	(2,749,000)	(2,749,000)
Minority interest	-	-	-	(1,003,000)	(1,003,000)
Net income (loss)	$ (30,000)	$ 3,332,000	$ 3,975,000	$ (4,582,000)	$ 2,695,000
Total assets	$ 4,667,000	$ 7,986,000	$ 27,740,000	$ 185,000	$ 40,578,000

NOTE 9 - SHAREHOLDERS' EQUITY

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland Village from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. For the years ended June 30, 2005 and 2004, the Company paid preferred stock dividends of $52,000 each year.

NOTE 10 - RELATED PARTY TRANSACTIONS

As of June 30, 2005, InterGroup owned approximately 71.4% of the Company's outstanding common stock and 100% of the Company's preferred stock for a total of 72.9% of all outstanding voting stock. In addition, the Chairman and Chief Executive Officer of InterGroup, who is also the Company's Chairman and Chief Executive Officer, owned approximately 4.2% of the Company's outstanding voting stock as of June 30, 2005. Effective June 30, 1998, the Company's Chairman and Chief Executive Officer entered into a voting trust agreement with InterGroup, giving InterGroup the power to vote the shares that he owns in the Company. As a result of that agreement, InterGroup has the power to vote approximately 76.9% of the voting shares of the Company.

The InterGroup Corporation allocates corporate expenses to the Company and its subsidiary based on management's estimate of the pro rata utilization of resources. During the years ended June 30, 2005 and 2004, the Company and Portsmouth made payments to InterGroup of approximately $167,000 each year for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

For the years ended June 30, 2005 and 2004, the Company paid preferred stock dividends of $52,000 each year to InterGroup.

On July 18, 2003, the disinterested members of the Board of Directors established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of the performance of the S&P 500 Index. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. On February 26, 2004, the Board of Directors amended the performance threshold to require an annualized return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2% instead of the S&P 500 Index, effective with the quarterly period commencing January 1, 2004. During the fiscal years ended June 30, 2005 and 2004, Mr. Winfield was paid performance based compensation of $618,000 and $654,000, respectively. This performance based compensation program may be further modified or terminated at the discretion of the Board.

All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

Note 11 – SUBSEQUENT EVENTS

On July 27, 2005, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,100, calculated on a 360 month amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank. The term of the LOC is for 60 months at an annual interest rate based on the index selected by Justice at the time of the request for each advance. The interest rate will either be a variable rate equal to The Wall Street Journal Prime Rate or the Libor Rate plus 2%, fixed for the period selected by the Partnership. The LOC is collateralized by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due at maturity.

From the proceeds of the Prudential Loan, the Partnership retired its existing line of credit in the approximate amount of $7,436,000, including accrued interest, and paid off a short term uncollateralized line of credit from United Commercial Bank in the amount of $2,007,000, including accrued interest.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate," "project," "anticipate" and similar expressions, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, general economic conditions and increased competition in the hotel industry in the San Francisco area, labor relations and labor disruptions, partnership distributions, the ability of the Partnership to obtain hotel financing for renovations at favorable interest rates and terms, securities markets and concentration of risk, litigation and other factors, including natural disasters, and those discussed in this report that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, formerly known as the Holiday Inn Select Downtown & Spa (the "Hotel"). Historically, Justice's most significant income source was derived from a lease between the Partnership and Felcor Lodging Trust, Inc. ("Felcor") for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, effective June 30, 2004. Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to-day management functions of the Hotel. The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon") and from a lease with Tru Spa for a portion of the lobby level of the Hotel. The Company also receives management fees from Justice for actively managing the hotel as a general partner.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership is required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Partnership currently estimates that the cost of the renovation project will be approximately $34 million. That amount includes approximately $29 million for the actual cost of the renovations and approximately $5 million for construction interest and estimated carrying costs of operations during the renovation period. The Agreement requires that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

On March 15, 2005, the Partnership announced its decision to close down its Hotel operations on or about June 1, 2005 to complete renovations of the Hotel as required by the Hilton Agreement. The Partnership made this decision based on a consideration of relative benefits and detriments of closing the Hotel during the renovation period. Among the many factors considered were the increased costs of construction while maintaining operations, the scope and timing of the work in the common areas and issues involved in attempting to maintain guest services during the renovations, engineering factors and potential environmental, health and safety issues which made it preferable to temporarily close the Hotel portion of the property. It is anticipated that the Hotel will be closed for a period of approximately seven to nine months before a contemplated reopening in the early part of 2006 as the "Hilton San Francisco Financial District". The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, will remain open during the renovation work.

As discussed more fully in the "Financial Condition and Liquidity" section herein, the Partnership will be expending significant amounts of money to renovate and reposition the Hotel as Hilton. During that transition period, the Hotel will be shut down and revenues to the Partnership will be limited to rentals received from the parking garage and Tru Spa. Thus, it is expected that the Partnership will continue to incur losses during that time. To meet its substantial financial commitments for the renovation project, Justice will rely on additional borrowings to meet its obligations. That amount of leverage and the associated debt service will create additional risk for the Partnership and its ability to generate cash flows in the future since the Hotel asset has been virtually debt free for many years. The Partnership does not anticipate paying any partnership distributions until some time after operations commence under the Hilton brand and net income and capital requirements warrant such distributions. As a result, the Company may have to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

RECENT DEVELOPMENTS

On July 27, 2005, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,100, calculated on a 360 month amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank. The term of the LOC is for 60 months at an annual interest rate based on the index selected by Justice at the time of the request for each advance. The interest rate will either be a variable rate equal to The Wall Street Journal Prime Rate or the Libor Rate plus 2%, fixed for the period selected by the Partnership. The LOC is collateralized by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due at maturity.

From the proceeds of the Prudential Loan, the Partnership retired its existing line of credit in the approximate amount of $7,436,000, including accrued interest, and paid off a short term uncollateralized line of credit from United Commercial Bank in the amount of $2,007,000, including accrued interest.

Justice believes that the Prudential Loan and the LOC will provide sufficient financial resources for the Partnership to complete the substantial renovations to the Hotel required by its Franchise License Agreement with Hilton and to meet is debt service requirements and operating capital needs through the reopening of the Hotel in the early part of 2006. Partnership believes that, after the reopening of the Hotel, the revenues expected to be generated from the Hotel operations will be sufficient to meet all of the Partnership's current and future obligations and financial requirements.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

The Company had a net loss of $2,300,000 for the year ended June 30, 2005 compared to net income of $2,695,000 for the year ended June 30, 2004. The significant change is primarily attributable to the change in the equity in net income(loss) of Justice Investors from income to a loss and the change in net gains(losses) from marketable securities to net losses. The changes were partially offset by the decrease in margin interest and trading expenses, the increase in dividend and interest income, the decrease in the impairment loss on other investments, the improvement in our real estate operations and the change in the provision for income taxes to a tax benefit from a tax expense.

Equity in net income (loss) of Justice Investors changed to a loss of $2,188,000 in fiscal 2005 compared to income of $3,332,000 in fiscal 2004. Effective July 1, 2004, Justice became the owner operator of the Hotel rather than a lessor. Thus, Partnership net loss for fiscal 2005 includes the direct operating results of the Hotel, whereas in the prior year Justice received rental income from Felcor pursuant to a lease. The net operating loss from the hotel for fiscal 2005 was approximately $1,734,000, while the Partnership received approximately $2,617,000 in rent from the Hotel lease in fiscal 2004. Also, during fiscal 2004, a $5,000,000 settlement payment was made to Justice from the Hotel lessee to resolve disputes regarding certain obligations of Felcor and others under the terms of the Hotel Lease. In addition, Justice received a payment in December 2003 from the hotel lessee in the amount $296,000 for part of the replacement costs of the sloped window system of the Hotel. Those two nonrecurring payments were included as other income by Justice in fiscal 2004.

During fiscal 2005, the Justice also recorded a $1,991,000 loss on disposition of assets as the Hotel was closed for major renovations on May 31, 2005, and the existing furniture and fixtures were disposed of. It is anticipated that the Hotel will be closed until the first part of calendar year 2006 before it reopens as the "Hilton San Francisco Financial District". The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, will remain open during the renovation work. Partnership rental income from the parking garage decreased to approximately $1,005,000 in fiscal 2005 from approximately $1,274,000 in fiscal 2004, primarily due to the closure of the Hotel for the last month of the fiscal year and lower Hotel occupancy rates in fiscal 2005. A further drop off in garage rental income is expected while the Hotel is being renovated, with an anticipated increase in garage rental income after the Hotel reopens as a Hilton.

Average daily room rates for the Hotel decreased to approximately $90 in fiscal 2005 from approximately $92 in fiscal 2004, while average monthly occupancy rates decreased to approximately 65% in fiscal 2005 from approximately 71% in fiscal 2004. While the Hotel had traditionally enjoyed a favorable year-round occupancy rate, both occupancy and average daily room rates have suffered since fiscal year ended June 30, 2001. Newer and more upscale properties have opened in or near the Financial District, which provide greater amenities to their guests, making it difficult for the Hotel to compete. These competitors are now better positioned to attract both the business traveler and tourists and to achieve higher occupancy and room rates.

Management believes that the Hotel could not continue to be competitive under the conditions it operated under while a Holiday Inn Select brand hotel. By terminating the Hotel Lease with Felcor, and taking over the operations of the Hotel, the Partnership now has greater ability to direct the future of the Hotel. The Hotel is now approximately 25 years old, with no major renovations having been made to the property during that time. The Partnership is committed to make substantial improvements to almost every area of the Hotel before it reopens in the early part of 2006 as the Hilton San Francisco Financial District. The newly renovated Hotel will feature among other amenities: 552 totally remodeled guest rooms and suites; a new concierge lounge and common areas; modern and expanded meeting rooms; a new ballroom; a new restaurant and bar; a new fitness center; and the existing Tru Spa. The Partnership believes that this renovation project, coupled with the strength of the Hilton brand and reservation system, along with the hotel management expertise of Dow, will allow the Hotel to directly compete with all hotels in the Financial District.

Net gains (losses) on marketable securities changed to net losses of $2,188,000 for the year ended June 30, 2005 from net gains of $5,000,000 for the fiscal year ended June 30, 2004. For the year ended June 30, 2005, the Company had net unrealized losses of $3,271,000 and net realized gains of $1,083,000. For the year ended June 30, 2004, the Company had net unrealized gains of $662,000 and net realized gains of $4,338,000. Gains and losses on marketable securities may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section.

Dividend and interest income increased to $458,000 from $343,000 as a result of the investment in more income yielding securities.

Margin interest and trading expenses decreased to $587,000 from $1,148,000 primarily due to the decrease in the performance bonus granted to the Company's CEO based on the results of the Company's investment portfolio. During the year ended June 30, 2005, the CEO earned a performance bonus of $61,000 compared with a performance bonus of $618,000 for the year ended June 30, 2004.

During the fiscal year ended June 30, 2005, the Company was able to increase occupancy on its 27-unit apartment complex and at the same time reduce operating expenses. This resulted in the Company generating income from real estate operations of $19,000 in 2005 as compared to a loss of $30,000 in fiscal 2004.

Other income increased to $121,000 from $58,000 primarily as the result of the receipt of $69,000 in additional fees from Justice Investor's for management's work in the positioning of the hotel.

The provision for income tax benefit (expense) changed to a tax benefit of $2,207,000 for the year ended June 30, 2005 from a tax expense of $2,749,000 for the year ended June 30, 2004. The significant change was due to the significant pre-tax $5,279,000 loss incurred during the year ended June 30, 2005 as compared to pre-tax income of $6,447,000 generated during the year ended June 30, 2004.

Minority interest benefit (expense) changed to a benefit of $772,000 from an expense of $1,003,000 as a result of the significant loss incurred by the Company's subsidiary, Portsmouth during the year ended June 30, 2005. In prior comparable year, Portsmouth generated significant income that resulted in a minority interest expense to the Company.

MARKETABLE SECURITIES

The Company's investment portfolio is diversified with 45 different equity positions. The portfolio contains four individual equity security positions that are more than 5% of the total equity value of the portfolio, with the largest representing approximately 17.1% of the total equity value of the entire portfolio. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2005, the market value of the Company's marketable securities was $12,962,000.

The following table shows the composition of the Company's marketable securities by selected industry groups as of June 30, 2005.

Industry Group	Market Value	% of Total Investment Securities
Telecommunications and media	$ 4,376,000	33.8%
Insurance banks and brokers	2,772,000	21.4%
REITs, lodging, home builders and hotels	2,103,000	16.2%
Chemicals, materials, machinery, metals and mining	1,547,000	11.9%
Electric, pipelines, oil and gas	491,000	3.8%
Other	1,673,000	12.9%
	$ 12,962,000	100.0%

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities Investment Committee may modify these guidelines at any time from time to time.

As of June 30, 2005, the Company had approximately 33.8% of its marketable securities portfolio invested in the telecommunications and media industry group. While such concentration could be considered a risk factor, that industry grouping includes a wide range of companies that the Company believes is consistent with its diversification policies.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2005, the Company had obligations for securities sold (equities short) of $2,241,000. The Company has no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2005, the Company had a margin balance of $3,105,000.

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the years ended June 30, 2005 and 2004.

	Year Ended June 30, 2005	Year Ended June 30, 2004
Net gain (losses) on marketable securities	$ (2,188,000)	$ 5,000,000
Impairment loss on other investments	(84,000)	(220,000)
Dividend and interest income	458,000	343,000
Margin interest expense	(260,000)	(330,000)
Trading and management expenses	(327,000)	(818,000)
Invetsment income (loss)	$ (2,401,000)	$ 3,975,000

FINANCIAL CONDITION AND LIQUIDITY

Historically, the Company's cash flows were primarily generated from Portsmouth's general and limited partnership interest in the Justice Investors limited partnership, which derived its income from its lease with Felcor and a lease with Evon. In addition to its monthly limited partnership distributions from Justice Investors, the Company also receives monthly management fees as a general partner. The Company also receives rental income from its investments in multi-family real estate properties and income generated from the investment of its cash and securities assets. As discussed below, since the Partnership has closed down the operations of the Hotel and is expending significant amounts of money to renovate and reposition the Hotel as a Hilton, it will not be paying any monthly limited partnership distributions until some time after operations commence under the Hilton brand. As a result, the Company may have to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

FINANCIAL CONDITION AND LIQUIDITY (Continued)

On May 3, 2004, Justice entered into a settlement agreement with the hotel lessee, Felcor, to resolve disputes regarding certain obligations of Felcor and others under the terms of the hotel lease. Pursuant to the settlement, Felcor paid the sum of $5,000,000 to Justice towards the costs of capital repairs, replacements and maintenance necessary to place the hotel into the condition required at the end of the lease. Felcor also agreed to terminate its leasehold estate and surrendered possession of the hotel to the Partnership on June 30, 2004, at which time Justice assumed the role as owner-operator of the property.

To assist in the day-to-day operations of the hotel, Justice entered into a third party management agreement with Dow Hotel Company, effective July 1, 2004. The termination of the hotel lease also made it possible for the Partnership to seek a new franchise agreement for the hotel. Those efforts were successful and culminated with Justice entering into a Franchise License Agreement (the "Hilton Franchise Agreement"), on December 10, 2004, for the right to operate the hotel property as a Hilton brand hotel.

Prior to operating the hotel as a Hilton, the Partnership is required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Partnership currently estimates that the cost of the renovation project will be approximately $34 million. That amount includes approximately $29 million for the actual cost of the renovations and approximately $5 million for construction interest and estimated carrying costs of operations during the renovation period. The Hilton Franchise Agreement requires that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006.

Effective, May 31, 2005, the Partnership elected to close down its Hotel operations to complete the renovations of the Hotel as required by the Hilton Franchise Agreement. The Partnership made this decision because of, among other things, the scope of the work in the common areas, engineering factors and potential environmental and safety issues which made it preferable to temporarily close the Hotel portion of the property. It is anticipated that the Hotel will be closed until the first part of 2006 before it reopens as the "Hilton San Francisco Financial District". The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, will remain open during the renovation work.

The employees of the Hotel are part of Local 2 of the Hotel Employees and Restaurant Employees Union ("UNITE HERE"). Following the expiration on August 14, 2004 of the city-wide collective bargaining agreement with Local 2 of UNITE HERE, Local 2 has voted to authorize a strike against a group of some of the larger hotels in San Francisco and negotiations continue with those hotels during a "cooling-off period". In conjunction with the temporary closing of the Hotel on May 31, 2005 for renovation, Dow, acting as an agent for the Hotel, entered into a memorandum of understanding with UNITE HERE on June 27, 2005, regarding recall rights and health and welfare contributions for existing employees to provide health and welfare eligibility for laid off employees through the end of August. All health and welfare benefit coverage obligations of the Hotel will cease September 1, 2005. In addition, UNITE HERE has agreed not to institute any strike action against the Hotel for at least six months after its reopening, regardless of whatever labor actions it may be instituting against other hotels in San Francisco. The Partnership believes that the agreement reached with the union will help minimize the risk of any labor unrest when the Hotel reopens and resumes operations.

FINANCIAL CONDITION AND LIQUIDITY (Continued)

Since the Partnership will not be receiving minimum rent after June 30, 2004, and will have to commit significant funds to transition the Hotel to a new brand, Justice determined that its May 2004 monthly limited partnership distribution would be the last distribution for an indefinite period of time. As a result, cash distributions from Justice decreased to $953,000 in fiscal 2004 and no partnership distributions were paid during fiscal 2005. Justice estimates that it will take approximately 14 to 20 months to complete all of the renovations and for the Partnership to begin to realize the benefits of the improvements and the increase in cash flows that it anticipates from the new management structure and new Hilton hotel brand.

On April 20, 2004, as a result of the Partnership discontinuing its monthly distributions, the Board of Directors of Portsmouth deemed it necessary to discontinue the Company's regular semi-annual dividend of $.25 per common share. It is expected that the Company will not consider a return to a regular dividend policy until such time that Partnership cash flows and distributions warrant such consideration.

As the Partnership transitions from a lessor of the hotel to an owner-operator, cash flows will be dependent on net income from the operations of the hotel and not from a lease with a guaranteed rent. That uncertainty increases the amount of risk for the Company, but also provides an opportunity for a greater share of the profits in good economic times with the repositioning of the hotel. Although the Partnership is not expected to see an improvement in cash flows until the Hotel reopens in the first part of 2006, it believes that the renovations to the Hotel, the new management structure and the new Hilton brand will make the Hotel more competitive in the future. There will be a negative impact on the revenues from the hotel garage during the transition period due to the shut down of the Hotel operations. Evon has entered into a management agreement with a new garage operator, effective September 1, 2005, and it is expected that the new operator will take affirmative steps to help minimize the loss of garage revenues during the transition period.

As discussed above, the Partnership will be expending significant amounts of money to renovate and reposition the Hotel as Hilton. During that transition period, the Hotel will be shut down and revenues to the Partnership will be limited to rentals received from the parking garage and Tru Spa. Thus, it is expected that the Partnership will continue to incur losses during that time. To meet its substantial financial commitments for the renovation project, Justice will have to rely on additional borrowings to meet its obligations. The Partnership anticipated that it would be able to finance the necessary improvements to reposition the Hotel and to meet any operating cash flow needs during the transition period from the proceeds of the settlement with Felcor and through additional borrowings secured by the Hotel asset.

During January 2004, the Partnership refinanced its existing line of credit by obtaining a new facility that provides for a line of credit of up to $7,500,000. The facility is collateralized by a first deed of trust on the Partnership property and matures on February 1, 2006. Interest only is payable monthly at an annual rate equal to the 30-Day LIBOR rate plus 2%. There are no prepayment penalties. As of June 30, 2005, the outstanding principal balance on the Partnership's line of credit was $7,131,000.

Subsequent to the fiscal year end, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000 on July 27, 2005. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for

FINANCIAL CONDITION AND LIQUIDITY (Continued)

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank. The term of the LOC is for 60 months at an annual interest rate based on the index selected by Justice at the time of the request for each advance. The interest rate will either be a variable rate equal to The Wall Street Journal Prime Rate or the Libor Rate plus 2%, fixed for the period selected by the Partnership. The LOC is collateralized by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due at maturity.

From the proceeds of the Prudential Loan, the Partnership retired its existing line of credit in the approximate amount of $7,436,000, including accrued interest, and paid off a short term uncollateralized line of credit from United Commercial Bank in the amount of $2,007,000, including accrued interest. Justice believes that the Prudential Loan and the LOC will provide sufficient financial resources for the Partnership to complete the substantial renovations to the Hotel required by its Franchise License Agreement with Hilton and to meet is debt service and operating capital needs through the reopening of the Hotel in the early part of 2006. Partnership believes that, after the reopening of the Hotel, the revenues expected to be generated from the Hotel operations will be sufficient to meet all of its current and future obligations and financial requirements.

That additional amount of leverage related to the Prudential Loan and the utilization of the LOC and the associated debt service will create additional risk for the Partnership and its ability to generate cash flows in the future since the Hotel asset has been virtually debt free for many years. The Partnership does not anticipate paying any partnership distributions until some time after operations commence under the Hilton brand and net income and capital requirements warrant such distributions. As a result, the Company may have to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Although the Company has suffered a significant decline in hotel revenues and may be facing a significant period of time without partnership distributions, management believes that its cash, securities assets and capital resources and the cash flows generated from those assets will be adequate to meet the Company's current and future obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The Company's only contractual obligations and commercial commitments are its mortgages and note payable. The annual principal payments on the mortgages and note payable for the five-year period commencing July 1, 2005 are approximately as follows:

Year ending June 30,		
2006	$	33,000
2007		36,000
2008		39,000
2009		41,000
2010		45,000
Thereafter		2,087,000
Total	$	2,281,000

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that the Hotel is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets, including its investments in rental properties, and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the Company's hotel property and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings.

MARKET FOR SANTA FE'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Santa Fe's common stock is quoted on the OTC Bulletin Board under the symbol: SFEF.OB. The following table sets forth the range of high and low sales prices for Santa Fe's common stock for each full quarterly period for the fiscal years ended June 30, 2005 and June 30, 2004.

Fiscal 2005	High		Low	
First Quarter (7/1 to 9/30)	$	13.50	$	11.00
Second Quarter (10/1 to 12/31)	$	12.00	$	11.00
Third Quarter (1/1 to 3/31)	$	13.25	$	11.46
Fourth Quarter (4/1 to 6/30)	$	17.55	$	13.40

Fiscal 2004	High		Low	
First Quarter (7/1 to 9/30)	$	15.49	$	12.80
Second Quarter (10/1 to 12/31)	$	14.69	$	10.10
Third Quarter (1/1 to 3/31)	$	11.58	$	11.50
Fourth Quarter (4/1 to 6/30)	$	11.80	$	11.00

As of September 12, 2005 the approximate number of holders of record of the Company's Common Stock was 340. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 520 beneficial shareholders of the Company's Common Stock.

DIVIDENDS

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating activities.

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. During the years ended June 30, 2005 and 2004, the Company paid Preferred Stock dividends of $52,000 and $52,000, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Santa Fe has no securities authorized for issuance under equity compensation plans.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs; International Hospitality and Tourism Consultant; Hotel Broker

DAVID T. NGUYEN
Treasurer and Controller
Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

MICHAEL G. ZYBALA
Vice President, Secretary, and General Counsel
Santa Fe Financial Corporation and Portsmouth Square, Inc.; Assistant Secretary and Counsel The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2005 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, California 90049

The Company's 2005 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778
Website: www.usstock.com